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                              August 2, 2021

       Mollie Carter
       Chief Executive Officer
       FirstSun Capital Bancorp
       1400 16th Street, Suite 250
       Denver, CO 80202

                                                        Re: FirstSun Capital
Bancorp
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted on July
22, 2021
                                                            CIK 0001709442
                                                            Registration
Statement on Form S-4
                                                            Filed on July 26,
2021
                                                            File No. 333-258176

       Dear Ms. Carter:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-4 filed July 26, 2021

       Material U.S. Federal Income Tax Consequences of the Mergers, page 105

   1. We note you have filed short form tax opinions with your exhibits 8.1 and 8.2. We further note the first
paragraph in this section says that it is the opinion of counsel that the following discussion
summarizes the anticipated material U.S. federal income tax
                                                        consequences of the
merger. Please revise to identify the specific tax issue that counsel is opining upon and remove
the language that appears to indicate that counsel is opining
 Mollie Carter
FirstSun Capital Bancorp
August 2, 2021
Page 2
         upon a summarized discussion. Please refer to Section III.C.2. of Staff Legal Bulletin No.
         19 (CF), available on our website.
Exhibits

2. Please refer to Exhibit 8.2. We note the language in the last paragraph that the opinion is being furnished solely to the company in connection with the filing and is not to be relied upon for any other purpose without your prior written consent. Limitations on reliance are not acceptable. Investors are entitled to rely on the opinion. Please revise accordingly.
         Refer to Section III.D.1. of Staff Legal Bulletin No. 19.
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMollie Carter                               Sincerely,
Comapany NameFirstSun Capital Bancorp
                                                              Division of
Corporation Finance
August 2, 2021 Page 2                                         Office of Finance
FirstName LastName